April 5, 2010

DIRECT DIAL: 212-451-2296
EMAIL: RBERENBLAT@OLSHANLAW.COM

BY EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Mellissa Duru

Re:	Denny’s Corporation
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed March 26, 2010 by The Committee to Enhance Denny’s
File No. 0-18051

Schedule 13D/A filed by The Committee to Enhance Denny’s
Filed March 2, 2010
File No. 5-40568

Dear Ms. Duru:

We acknowledge receipt of the letter of comment dated April 1, 2010 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with The Committee to Enhance Denny’s (the “Committee”) and provide the following supplemental response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”) and the Schedule 13D (the “Schedule 13D”) filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in the Schedule 14A.  Our responses are numbered to correspond to your comments.

1.
The Staff has asked the Committee to provide support for the following statement:  “Mr. Dash, working under the Chairman and CEO, helped to revitalize the Steak n Shake brand and reverse a long history of negative sales comparisons that culminated in double digit positive same store sales comparisons within 18 months.”  The following constitutes the Committee’s support for this statement:

As disclosed in the Schedule 14A, in September 2008 Mr. Dash became a consultant to Steak n Shake where he worked under the Chairman and CEO to help revitalize the marketing, supply chain and research and development departments of Steak n Shake.  According to Steak n Shake’s Forms 10-K for each of fiscal 2006, fiscal 2007 and fiscal 2008, Steak n Shake had negative same store sales for these years  (-2.1% for 2006; -3.8% for 2007; and -7.1% for 2008).  In the Form 10-K for fiscal 2008, Steak n Shake even disclosed in a risk factor that “We have experienced ongoing declines in our . . . same store sales for several years, a decrease which negatively impacts our operating results and cash flows.”

April 5, 2010

According to Steak n Shake’s Forms 10-Q and Earnings Release (December 14, 2009) filed after Mr. Dash became a consultant to Steak n Shake, Steak n Shake began to report positive same store sales beginning with the second fiscal quarter of 2009 (2.4% for Q2 2009; 5.0% for Q3 2009; 10.0% for Q4 2009; and 14.4% for Q1 2010).  Accordingly, same store sales for Steak n Shake were in the double digits in the prior two fiscal quarters.  This provides support for the statement that Mr. Dash helped reverse a long history of negative sales comparisons that culminated in double digit positive same store sales comparisons.  The disclosure has been revised to state the specific quarters during which the double digit same store sales comparisons were achieved.  See Exhibit A for supporting data and pages 15 and 18 of the Schedule 14A.

2.
The Staff has advised that it disagrees with the Committee that a comparison of the closing share price of the Company’s stock between 2005 and 2009 supports the Committee’s conclusion that the Company’s capital expenditure program failed.  The Committee has revised the disclosure to state that in addition to the poor share price performance during this period, the decline in guest traffic also supports the Committee’s conclusion that the Company’s capital expenditure program failed.  As already disclosed in the Schedule 14A, the Company’s capital expenditures during this period were principally allocated towards remodeling, repair and maintenance.  The Committee believes it is reasonable to assert its belief that declining guest traffic in a period during which significant expenditures were made on remodeling, repairing and maintaining the stores to make them more inviting to customers, supports the Committee’s conclusion that the Company’s capital expenditure program failed.  See Exhibit B for supporting data and page 10 of the Schedule 14A.

3.
The Committee has revised the disclosure to specify the number of franchisees with whom the Committee met.  The Committee has also revised the disclosure to specify the number of restaurants owned by the franchisees with whom it met, which the Committee believes is adequate to provide context as to the number of franchisees who have expressed concerns to the Committee.  See page 11 of the Schedule 14A.

4.
The Committee has revised the disclosure to specify which members of the Committee met with the franchisees and that none of the franchisees with whom they met have indicated to them that the Board has been responsive to the concerns of the franchisees.  See page 11 of the Schedule 14A.

PRRN 14A Filed March 26, 2010

5.
The Committee has revised the disclosure to include a “Background to Solicitation” section which discusses the background involvement of the participants with the Company, including their written or other contacts with representatives of the Company and when the participants made their initial investment in the Company.  See pages 5 through 7 of the Schedule 14A.

April 5, 2010

6.
The Committee has revised the disclosure to describe the relationship between the participants, including prior relationships among the participants that led to the solicitation, contacts between the participants that led to the solicitation and how the participants identified each other as potential partners in the solicitation.  See pages 5 through 7 of the Schedule 14A.

Schedule 13D/A Filed March 2, 2010

7.
Representatives of Oak Street Management have confirmed that they initiated all meetings and/or contacts described in the timeline previously provided to the Staff in response to Comment No. 14 of the Staff’s Comment Letter of March 23, 2010.

8.
The Staff has asked the Committee to provide a reasoned analysis as to why a “group” as defined under Rule 13d-5(b) of the Exchange Act was not formed prior to the execution of the Joint Filing and Solicitation Agreement by the Committee members on March 1, 2010.  The Committee advises the Staff that its members did not agree to act together, and did not form a “group,” until March 1, 2010 for the reasons discussed below.

Rule 13d-5(b) states that a “group” is formed “[w]hen two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer.”  Courts have recognized that “the touchstone of a group within the meaning of Section 13(d) is that the members combined in furtherance of a common objective.”  Charming Shoppes Inc. v. Crescendo Partners II, L.P., 557 F.Supp.2d 621, 625 (E.D. Pa. 2008) (quoting Roth v. Jennings, 489 F.3d 499, 508 (2d Cir. 2007)).  Cooperative activity and meetings among shareholders is not enough to create a group: “case law makes clear that the existence of a group must be established by proof of an actual agreement.”  In re Charter Communications, 419 B.R. 221, 249 (Bkrtcy. S.D.N.Y. 2009); see also Pantry Pride v. Rooney, 598 F.Supp. 891, 899-900 (S.D.N.Y. 1984) (preliminary discussions of joint action did not create group).  Furthermore, “Section 13(d) allows individuals broad freedom to discuss the possibilities of future agreements without filing under securities laws.”  Pantry Pride, 598 F.Supp. at 900.

Before March 1, 2010, Oak Street Management and Mr. Dash were engaged in preliminary discussions and negotiations concerning a possible agreement to act together to solicit proxies to elect a potential slate of director nominees.  Between February 11, 2010 and March 1, 2010, Oak Street Management held discussions with other potential nominees with restaurant experience who might be willing to serve on Oak Street Management’s potential slate of nominees instead of Mr. Dash.  During the same time period, negotiations with Mr. Dash broke off on several occasions due to disagreements on key provisions of the Joint Filing and Solicitation Agreement.  There was no oral agreement, agreement in principal, arrangement or understanding between Mr. Dash and other members of the Committee before March 1, 2010, the date that all material issues were resolved among all the Committee members and the Joint Filing and Solicitation Agreement was signed.

April 5, 2010

The decision in Pantry Pride is instructive.  There, several shareholders had conversations about a possible activist situation, and two of those shareholders eventually agreed to act together in a proxy contest.  Pantry Pride, 598 F.Supp. at 895-96, 899-900.  The Court held that no group was formed, for purposes of Section 13(d), until the date that the group members reached a final decision to act together, and executed an agreement to do so.  Id. at 899-900.  The discussions that took place before the final decision to form a group was reached were preliminary and not sufficient to form a group.  Id. at 900.

As in Pantry Pride, here the Committee members reached a final decision to act together on March 1, 2010, the date the Joint Filing and Solicitation Agreement was signed.  Their discussions in the weeks and days leading up to March 1, 2010 were preliminary, broke off several times, and took place contemporaneously with discussions with other potential nominees who did not ultimately join the “group.”  The Committee members therefore did not reach an agreement or understanding to act together in furtherance of a common objective, and thus did not form a “group” until March 1, 2010.  See Pantry Pride, 598 F.Supp. at 899-900; see also In re Charter Communications, 419 B.R. at 249 (cooperative behavior among shareholders without agreement did not form group).

The Committee believes the foregoing analysis demonstrates that a “group” as defined under Rule 13d-5(b) of the Exchange Act was not formed earlier than March 1, 2010.  Please advise if the Staff has any further comments with respect to this issue.

9.
Mr. Dash has confirmed that no other disclosure is required under Instruction C of Schedule 13D with respect to Dash Acquisitions and Mr. Dash as Mr. Dash is the sole control person and executive officer of Dash Acquisitions and there are no directors of Dash Acquisitions.

Item 4

10.	The Schedule 13D has been amended to disclose in Item 4 the specific date of formation of the group, as defined in Rule 13d-5 of the Exchange Act. See page 23 of the Schedule 13D.

11.
The Schedule 13D has been amended to disclose in Item 4 all of the information required by Item 4 as it applies to all the Reporting Persons, including Dash Acquisitions, Mr. Dash and Mr. Arbor.  See page 23 of the Schedule 13D.

Item 6

12.
The Schedule 13D has been amended to clarify in Item 6 that by virtue of entering into the Joint Filing and Solicitation Agreement, there exists an understanding among the members of the Committee that they will vote their Shares in favor of the Nominees at the Annual Meeting.  See page 25 of the Schedule 13D.

*          *          *          *

April 5, 2010

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Ron S. Berenblat

Ron S. Berenblat

Enclosures

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the proxy statement on Schedule 14A (the “Proxy Statement”) filed by the undersigned on March 15, 2010, as amended, each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

Dated: April 5, 2010	OAK STREET CAPITAL MASTER FUND, LTD.

	By:	Oak Street Capital Management, LLC Investment Manager

	By:	/s/ David Makula
David Makula Managing Member

OAK STREET CAPITAL MANAGEMENT, LLC

By:	/s/ David Makula
David Makula Managing Member

/s/ David Makula
DAVID MAKULA

/s/ Patrick Walsh
PATRICK WALSH

DASH ACQUISITIONS LLC

By:	/s/ Jonathan Dash
Jonathan Dash President

/s/ Jonathan Dash
JONATHAN DASH

SOUNDPOST CAPITAL, LP

By:	Soundpost Advisors, LLC General Partner

By:	/s/ Jaime Lester
Jaime Lester Managing Member

SOUNDPOST CAPITAL OFFSHORE, LTD.

By:	Soundpost Partners, LP Investment Manager

By:	Soundpost Investments, LLC General Partner

By:	/s/ Jaime Lester
Jaime Lester Managing Member

SOUNDPOST ADVISORS, LLC

By:	/s/ Jaime Lester
Jaime Lester Managing Member

SOUNDPOST PARTNERS, LP

By:	Soundpost Investments, LLC General Partner

By:	/s/ Jaime Lester
Jaime Lester Managing Member

SOUNDPOST INVESTMENTS, LLC

By:	/s/ Jaime Lester
Jaime Lester Managing Member

/s/ Jaime Lester
JAIME LESTER

LYRICAL OPPORTUNITY PARTNERS II, L.P.

By:	Lyrical Opportunity Partners II GP, L.P. General Partner

By:	Lyrical Corp III, LLC General Partner

By:	/s/ Jeffrey Keswin
Jeffrey Keswin Managing Member

LYRICAL OPPORTUNITY PARTNERS II, LTD.

By:	Lyrical Partners, L.P. Investment Manager

By:	Lyrical Corp I, LLC General Partner

By:	/s/ Jeffrey Keswin
Jeffrey Keswin Managing Member

LYRICAL OPPORTUNITY PARTNERS II GP, L.P.

By:	Lyrical Corp III, LLC General Partner

By:	/s/ Jeffrey Keswin
Jeffrey Keswin Managing Member

LYRICAL CORP III, LLC

By:	/s/ Jeffrey Keswin
Jeffrey Keswin Managing Member

LYRICAL PARTNERS, L.P.

By:	Lyrical Corp I, LLC General Partner

By:	/s/ Jeffrey Keswin
Jeffrey Keswin Managing Member

LYRICAL CORP I, LLC

By:	/s/ Jeffrey Keswin
Jeffrey Keswin Managing Member

/s/ Jeffrey Keswin
JEFFREY KESWIN

/s/ Patrick H. Arbor
PATRICK H. ARBOR